ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Tuesday, February 25, 2014 - 4:30 p.m. (Toronto time)

The Toronto Board of Trade - Room A/B/C/D

1 First Canadian Place, Toronto, Ontario

CONTENTS:

Notice of Meeting

Information Circular

Management Discussion and Analysis and Consolidated Financial Statements for the year ended August 31, 2013

Avalon Rare Metals Inc.

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of the shareholders of Avalon Rare Metals Inc. (the "Company") will be held at The Toronto Board of Trade, Room A/B/C/D (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Tuesday, February 25, 2014, for the following purposes:

(1)	to receive the audited financial statements of the Company for the financial year ended August 31, 2013 together with the report of the auditors thereon;

(2)	to elect the directors of the Company for the ensuing year;

(3)	to appoint the auditors of the Company for the ensuing year and to authorize the directors of the Company to fix the remuneration of the auditors;

(4)	to consider, and if deemed appropriate, to pass, with or without variation, an ordinary resolution to approve all unallocated options under the Company’s stock option plan; and

(5)	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

This year, as described in the notice and access notification mailed to shareholders of the Company, the Company has decided to deliver the accompanying information circular by posting it to the website hosted by Equity Financial Trust Company (http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/). The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and it will also reduce the Company’s printing and mailing costs. The accompanying information circular will also be available on SEDAR at www.sedar.com and on the Company’s web site at http://www.avalonraremetals.com/investors/regulatory_filings/.

Shareholders may request copies of the accompanying information circular at no cost on-line at http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/ or by calling the toll-free number noted on the voting instruction form or proxy received by the shareholder.

Avalon Rare Metals Inc.	Page 1
Notice of Annual and Special Meeting of Shareholders dated January 14, 2014

Particulars of the foregoing matters are set forth in the accompanying information circular. A copy of the audited financial statements of the Company as at and for the year ended August 31, 2013 and the report of the auditors of the Company thereon, also accompanies this notice of the Meeting. The directors of the Company have fixed the close of business on January 14, 2014 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting.

DATED at Toronto, Ontario this 14th day of January, 2014.

BY ORDER OF THE BOARD

Donald S. Bubar
President and Chief Executive Officer

Shareholders who are unable to attend the Meeting in person are requested to complete, date, sign and return the accompanying form of proxy in the enclosed return envelope. All instruments appointing proxies to be used at the Meeting or at any adjournment thereof must be deposited with Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1, fax number: (416) 595-9593 not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Avalon Rare Metals Inc.	Page 2
Notice of Annual and Special Meeting of Shareholders dated January 14, 2014

Suite 1901 - 130 Adelaide Street West Toronto, ON Canada M5H 3P5 Telephone: (416) 364-4938 Fax: (416) 364-5162 Email: ir@avalonraremetals.com http://www.avalonraremetals.com

INFORMATION CIRCULAR

As at and dated January 14, 2014

(Unless Otherwise Noted)

GENERAL PROXY INFORMATION

Solicitation of Proxies

This information circular (this “Information Circular”) is furnished in connection with the solicitation of proxies by the management and the directors of AVALON RARE METALS INC. (the "Company") for use at the annual and special meeting of the shareholders of the Company (the "Meeting") to be held at The Toronto Board of Trade, Room A/B/C/D (located on the 4th floor), 1 First Canadian Place, Toronto, Ontario, M5X 1C1 at 4:30 p.m. (Toronto time) on Tuesday, February 25, 2014, and at all adjournments thereof for the purposes set forth in the accompanying notice of the Meeting (the "Notice of Meeting"). The solicitation of proxies will be made primarily by mail, using notice and access, and may be supplemented by telephone or other personal contact by the directors, officers and employees of the Company. Directors, officers and employees of the Company will not receive any extra compensation for such activities. The Company may also retain, and pay a fee to, one or more professional proxy solicitation firms to solicit proxies from the shareholders of the Company in favour of the matters set forth in the Notice of Meeting. The Company may pay brokers or other persons holding common shares of the Company in their own names, or in the names of nominees, for their reasonable expenses for sending proxies and this Information Circular to beneficial owners of common shares and obtaining proxies therefrom. The cost of the solicitation will be borne directly by the Company.

No person is authorized to give any information or to make any representation other than those contained in this Information Circular and, if given or made, such information or representation should not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not, under any circumstances, create an implication that there has not been any change in the information set forth herein since the date hereof.

Non-Registered Shareholders

Only registered shareholders of the Company, or the persons they appoint as their proxies, are entitled to attend and vote at the Meeting. However, in many cases, common shares beneficially owned by a person (a "Non-Registered Shareholder") are registered either:

(a)	in the name of an intermediary (an "Intermediary") with whom the Non-Registered Shareholder deals in respect of the common shares (Intermediaries include, among others: banks, trust companies, securities dealers or brokers, trustees or administrators of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan and similar plans); or

Avalon Rare Metals Inc.	Page 1
Information Circular as of and dated January 14, 2014

(b)	in the name of a clearing agency (such as The Canadian Depository for Securities Limited, in Canada, and the Depository Trust Company, in the United States) of which the Intermediary is a participant.

In accordance with the requirements of National Instrument 54-101 (“NI 54-101”) of the Canadian Securities Administrators, the Company is generally required to distribute copies of the Notice of Meeting, this Information Circular and its form of proxy (collectively the "Meeting Materials") to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders. The Company has elected to deliver this Information Circular to shareholders by distributing a notification of meeting, along with the form of proxy (together, the “Mailed Materials”) to the Intermediaries and clearing agencies for onward distribution to Non-Registered Shareholders, and posting this Information Circular on the website maintained by Equity Financial Trust Company at http://noticeinsite.equityfinancialtrust.com/ AvalonAGM2014/. See “Notice and Access”, below, for further information. Intermediaries are required to forward the Mailed Materials to Non-Registered Shareholders unless the Non-Registered Shareholders have waived the right to receive them. Intermediaries often use service companies to forward the Mailed Materials to Non-Registered Shareholders.

Notwithstanding the foregoing, there are two kinds of Non-Registered Shareholders, namely: (i) those who object to their name being made known to the issuers of the securities they own (called “OBOs” for Objecting Beneficial Owners); and (ii) those who do not object to their name being made known to the issuers of the securities they own (called “NOBOs” for Non-Objecting Beneficial Owners). Subject to the provisions of NI 54-101, issuers can request and obtain a list of their NOBOs from Intermediaries via their transfer agents and use the NOBO list for distribution of proxy-related materials directly to NOBOs. The Company intends to take advantage of those provisions of NI 54-101 that permit it to deliver the Mailed Materials directly to its NOBOs, through Equity Financial Trust Company (“Equity”), who have not waived the right to receive them. As a result, NOBOs can expect to receive the Mailed Materials from Equity. The voting instruction forms are to be completed and returned to Equity in accordance with the instructions provided by Equity either in the envelope provided by Equity or by facsimile. In this regard, Equity is required to follow the voting instructions properly received from NOBOs. Equity will tabulate the results of the voting instruction forms received from NOBOs with respect to the common shares represented by the voting instruction forms they receive.

Generally, OBOs who have not waived the right to receive Mailed Materials will either:

(a)	be given a voting instruction form which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a "voting instruction form"), which the Intermediary must follow. Typically, the voting instruction form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the voting instruction form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label with a bar-code and other information. In order for the form of proxy to validly constitute a voting instruction form, the OBO must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and submit it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company; or

(b)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of common shares beneficially owned by the OBO but which is otherwise not completed by the Intermediary. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the OBO when submitting the proxy. In this case, the OBO who wishes to submit a proxy should properly complete the form of proxy and deposit it with Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1.

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Information Circular as of and dated January 14, 2014

In either case, the purpose of these procedures is to permit Non-Registered Shareholders to direct the voting of the common shares they beneficially own. Should a Non-Registered Shareholder who receives either a voting instruction form or a form of proxy wish to attend the Meeting and vote in person (or have another person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the persons named in the form of proxy and insert the Non-Registered Shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the directions indicated on the form. In either case, Non-Registered Shareholders should carefully follow the instructions of their Intermediaries and their service companies, or Equity, as applicable, including those regarding when and where the voting instruction form or the proxy is to be delivered.

Notice and Access

In 2012, the Canadian Securities Administrators announced the adoption of regulatory amendments to securities laws governing the delivery of proxy-related materials by public companies. As a result, public companies are now permitted to advise their shareholders of the availability of this Information Circular on an easily-accessible website, rather than mailing physical copies.

The use of this alternative means of delivery is more environmentally friendly as it will help reduce paper use and the Company’s carbon footprint, and it will also reduce the Company’s printing and mailing costs. The Company has therefore decided to deliver this Information Circular to shareholders by posting it on the Equity website at http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/. This Information Circular will also be available on SEDAR at www.sedar.com and on the Company’s web site at http://www.avalonraremetals.com/investors/regulatory_filings/. All shareholders will also receive a notice document which will contain information on how to obtain electronic and paper copies of this Information Circular in advance of the Meeting.

Shareholders who wish to receive paper copies of this Information Circular may obtain request copies on-line at http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/ or by calling toll-free at 1-855-657-5745.

Requests for paper copies must be received at least five business days in advance of the Proxy Deposit Deadline in order to receive this Information Circular in advance of the Proxy Deposit Deadline and the Meeting. This Information Circular will be sent to such shareholders within three business days of their request, if such requests are made before the Proxy Deposit Deadline. Those shareholders with existing instruction on their account to receive a paper copy of the Meeting Materials will receive a paper copy of this Information Circular.

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Information Circular are directors and/or officers of the Company. A shareholder of the Company has the right to appoint a person or company (who need not be a shareholder), other than the persons whose names appear in such form of proxy, to attend and act for and on behalf of such shareholder at the Meeting and at any adjournment thereof. Such right may be exercised by either striking out the names of the persons specified in the form of proxy and inserting the name of the person or company to be appointed in the blank space provided in the form of proxy, or by completing another proper form of proxy and, in either case, delivering the completed and executed proxy to Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1 in time for use at the Meeting in the manner specified in the Notice of Meeting.

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Information Circular as of and dated January 14, 2014

A registered shareholder of the Company who has given a proxy may revoke the proxy at any time prior to use by: (a) depositing an instrument in writing, including another completed form of proxy, executed by such registered shareholder or by his or her attorney authorized in writing or by electronic signature or, if the registered shareholder is a corporation, by an officer or attorney thereof properly authorized, either: (i) at the principal office of the Company, 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada M5H 3P5, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof (the “Proxy Deposit Deadline”), (ii) with Equity Financial Trust Company, 200 University Avenue, Suite 300, Toronto, Ontario, Canada M5H 4H1, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof, or (iii) with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; (b) transmitting, by telephone or electronic means, a revocation that complies with paragraphs (i), (ii) or (iii) above and that is signed by electronic signature, provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be; or (c) in any other manner permitted by law including attending the Meeting in person. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

A Non-Registered Shareholder who has submitted a proxy may revoke it by contacting the Intermediary through which the Non-Registered Shareholder's common shares are held and following the instructions of the Intermediary respecting the revocation of proxies.

Exercise of Discretion by Proxies

The common shares represented by an appropriate form of proxy will be voted or withheld from voting on any ballot that may be conducted at the Meeting, or at any adjournment thereof, in accordance with the instructions of the shareholder thereon. In the absence of instructions, such common shares will be voted for each of the matters referred to in the Notice of Meeting as specified thereon.

The enclosed form of proxy, when properly completed and signed, confers discretionary authority upon the persons named therein to vote on any amendments to or variations of the matters identified in the Notice of Meeting and on other matters, if any, which may properly be brought before the Meeting or any adjournment thereof. At the date hereof, management of the Company knows of no such amendments or variations or other matters to be brought before the Meeting. However, if any other matters which are not now known to management of the Company should properly be brought before the Meeting, or any adjournment thereof, the common shares represented by such proxy will be voted on such matters in accordance with the judgment of the person named as proxy therein.

Signing of Proxy

The form of proxy must be signed by the shareholder of the Company or the duly appointed attorney of the shareholder of the Company authorized in writing or, if the shareholder of the Company is a corporation, by a duly authorized officer of such corporation. A form of proxy signed by the person acting as attorney of the shareholder of the Company or in some other representative capacity, including an officer of a corporation which is a shareholder of the Company, should indicate the capacity in which such person is signing and should be accompanied by the appropriate instrument evidencing the qualification and authority to act of such person, unless such instrument has previously been filed with the Company. A shareholder of the Company or his or her attorney may sign the form of proxy or a power of attorney authorizing the creation of a proxy by electronic signature provided that the means of electronic signature permits a reliable determination that the document was created or communicated by or on behalf of such shareholder or by or on behalf of his or her attorney, as the case may be.

Avalon Rare Metals Inc.	Page 4
Information Circular as of and dated January 14, 2014

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Description of Share Capital

The Company is authorized to issue an unlimited number of common shares without par value and 25,000,000 preferred shares without par value. There are 109,881,943 common shares and no preferred shares issued and outstanding at January 13, 2014.

At an annual meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote and, on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder. Common shares represented by proxy will only be voted if a ballot is called for. A ballot may be requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to common shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

Record Date

The directors of the Company have fixed January 14, 2014 as the record date for the determination of the shareholders of the Company entitled to receive notice of the Meeting. Shareholders of the Company of record at the close of business on January 14, 2014 will be entitled to vote at the Meeting.

Ownership of Securities of the Company

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

The officers of the Company and the individuals nominated by management for election as directors collectively own or control, directly or indirectly, in the aggregate, 2,602,734 common shares, representing approximately 2.4% of the outstanding common shares as at January 13, 2014.

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Information Circular as of and dated January 14, 2014

PARTICULARS OF MATTERS TO BE ACTED UPON

1.	Presentation of Financial Statements

At the Meeting, the Chairman of the Meeting will present to shareholders the financial statements of the Company for the year ended August 31, 2013 and the auditors’ report thereon.

2.	Election of Directors

The board of directors of the Company (the “Board”) currently consists of six directors. In 2013, the Company has identified two new directors with the experience and expertise needed to support the next phase of the Company’s growth. Richard Morland, who is currently a director of the Company, is not standing for re-election as a director. The table below and the notes thereto state the names of the seven persons nominated by management for election as directors, all other positions and offices with the Company now held by them, their principal occupations or employment for the preceding five years, the period or periods of service as directors of the Company and the number of voting securities of the Company beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof.

Majority Voting Policy

The Board has adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes ‘‘withheld’’ than votes ‘‘for’’ will tender his or her resignation to the Chairman of the Board promptly following the shareholders’ meeting. The Compensation, Governance and Nominating Committee (“CGN Committee”) of the Board will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to accept the resignation, the CGN Committee will consider all factors deemed relevant by members of such Committee. The CGN Committee will be expected to accept the resignation except in situations where the considerations would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the CGN Committee at which the resignation is considered.

Proxies received in favour of management will be voted FOR the election of the nominees named in the table below, unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect thereof. Management has no reason to believe that any of the nominees will be unable to serve as a director but, if a nominee is for any reason unavailable to serve as a director, proxies in favour of management will be voted in favour of the remaining nominees and may be voted for a substitute nominee unless the shareholder has specified in the proxy that the common shares are to be withheld from voting in respect of the election of directors.

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Information Circular as of and dated January 14, 2014

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Donald Bubar Ontario, Canada	President and CEO	President and CEO of the Company	February 17, 1995	1,500,000

Brian MacEachen (1) Nova Scotia, Canada	Director	Executive Consultant since July 2012; prior thereto, Executive Vice President of Brigus Gold Corp. (a mining exploration company) since October 2009 and President and CEO of Linear Metals Corporation (a mining exploration company) from January 2008 to April 2012	November 16, 1998	340,000

Alan Ferry (1) (2) Ontario, Canada	Director	Self-employed businessperson	February 24, 2000	175,000

Peter McCarter (1)(2) Ontario, Canada	Director	Retired mining executive	November 16, 2007	30,000

Phil Fontaine Ontario, Canada	Director	Special Advisor to the Royal Bank of Canada since September 2009 and Senior Advisor to Norton Rose Fulbright LLP since March 2010; prior thereto, National Chief of the Assembly of First Nations	September 8, 2009	10,000

Sergio Marchi Geneva, Switzerland	Not applicable	Principal, The Marchi Group since Sept 2008; Chairman of the Board of Advisors, Arton Capital since August 2013; Adjunct Professor, Webster University since Sept 2008; Senior Fellow, International Centre for Trade and Sustainable Development from June 2009 to June 2011	Not applicable	Nil

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Information Circular as of and dated January 14, 2014

Name, Province/State and Country of Residence	Position with the Company	Principal Occupation	Director Since	Common Shares Beneficially Owned, Directly or Indirectly or Controlled *
Kenneth Thomas, Ontario, Canada	Consultant (member, Technical Advisory Committee)	President, Ken Thomas & Associates Inc. since July 2012; Director, Continental Gold Limited since June 2012; and Director, Candente Gold Corporation since December 2012; prior thereto, Senior Vice President, Projects, Kinross Gold Corporation from December 2009 to June 2012 and Global Managing Director and Director, Hatch from November 2005 to November 2009	Not applicable	Nil

Notes:

* As provided by the respective director as at January 13, 2014

(1)	Member of the Company’s Audit Committee
(2)	Member of the Company’s CGN Committee

Each director elected at the Meeting will hold office until the next annual meeting or until his successor is duly elected or appointed.

No proposed director (including any personal holding company of a proposed director):

(a)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)	was the subject of a cease trade or similar order (including a management cease trade order whether or not such person was named in the order) or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days, (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer, other than Peter McCarter, who was a director and officer of Compressario Corporation when it became subject to cease trade orders that were issued in 2003 by the Ontario, British Columbia and Alberta Securities Commissions for failure to file financial statements; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

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Information Circular as of and dated January 14, 2014

(b)	is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)	has, within the 10 years before the date of this Information Circular, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(d)	has been subject to:

(i)	since December 31, 2000, any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or before December 31, 2000, the disclosure of which would likely be important to a reasonable securityholder in deciding whether to vote for a proposed director; or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director;

3.	Appointment of Auditors

McCarney Greenwood LLP, Chartered Accountants have been the auditors of the Company since October 14, 2010. The Board has determined to appoint Deloitte LLP to replace McCarney Greenwood LLP as auditors of the Company for the September 1, 2013 to August 31, 2014 financial year and is requesting that the shareholders ratify the appointment of Deloitte LLP as auditors of the Company to be effective until the close of the next annual meeting of the Company.

There was no reportable event (disagreement, consultation or unresolved issue as described in National Instrument 51-102 - Continuous Disclosure Obligations) in connection with prior audits of the Company and no such prior audits contained reservations. Schedule A hereto includes a copy of the reporting package required pursuant to National Instrument 51-102 - Continuous Disclosure Obligations.

Shareholders will be asked to consider and, if thought advisable, to pass an ordinary resolution to appoint the firm of Deloitte LLP to serve as auditors of the Company until the next annual meeting of shareholders and to authorize the directors of the Company to fix their remuneration as such.

Unless the shareholder directs that his or her common shares are to be withheld from voting in connection with the appointment of auditors, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, to serve as auditors of the Company until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration.

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Information Circular as of and dated January 14, 2014

4. Approval of Unallocated Options under the Stock Option Plan

Matters to be Approved

In accordance with the requirements of the Toronto Stock Exchange (the “TSX”) every three years after institution, all unallocated options, rights and other entitlements under a security based compensation arrangement which does not have a fixed maximum number of securities issuable thereunder (commonly referred to as “rolling plans”), must be approved by the majority of an issuer’s securityholders. As the Company’s stock option plan (the “Stock Option Plan”) does not have a fixed maximum number of securities issuable pursuant thereto and was approved by shareholders on January 31, 2008 and all unallocated options issuable pursuant to the Stock Option Plan were approved by shareholders on January 27, 2011, the shareholders were required to approve all unallocated options issuable pursuant to the Stock Option Plan by no later than January 27, 2014. As a result of a change in the Company’s shareholder meeting date from January 23, 2014 to February 25, 2014, the TSX has agreed to permit the extension in obtaining the approval of shareholders for all unallocated options issuable under the Stock Option Plan from January 23, 2014 to February 25, 2014, subject to the Company having agreed that it will not permit the Board to grant any new stock options under the Stock Option Plan until, and subject to, obtaining the requisite shareholder approval for all unallocated options issuable pursuant to the Stock Option Plan on February 25, 2014. Shareholders are being asked at the Meeting to pass a resolution approving all unallocated options, rights or other entitlements under the Stock Option Plan. The board of directors has approved the unallocated options under the Stock Option Plan.

As at January 13, 2014, the Company had 109,881,943 common shares issued and outstanding. Accordingly, a maximum of 10,988,194 common shares were available for issuance (representing 10% of the issued and outstanding common shares) pursuant to options granted under the Stock Option Plan as at such date. As at January 13, 2014, there were 8,805,250 options granted and outstanding under the Stock Option Plan (representing 8.0% of the issued and outstanding common shares), leaving 2,182,944 common shares (representing 2.0% of the issued and outstanding common shares) available for grant of further options. As of January 13, 2014, a total of 4,774,750 stock options had been exercised under the Stock Option Plan (representing 4.3% of the issued and outstanding common shares).

If the resolution approving all unallocated options, rights and entitlements under the Stock Option Plan is not approved by the shareholders at the Meeting, then currently outstanding options will continue in full force and be unaffected, provided that certain amendments may be made in accordance with the Stock Option Plan. However, no new grants of options will be made pursuant to the Stock Option Plan and currently outstanding options that are subsequently cancelled or terminated will not be available to be regranted by the Company.

Shareholders will therefore be asked at the Meeting to pass the following ordinary resolution (the “Stock Option Plan Resolution”), with or without variation, relating to the approval as described above:

“BE IT RESOLVED THAT:

1. All unallocated options, rights or other entitlements under the Company’s Stock Option Plan be hereby approved up to a maximum of 10% of the outstanding common shares of the Company until the date that is three years from the date hereof, being February 25, 2017.

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Information Circular as of and dated January 14, 2014

2. Any one director or officer of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as such director or officer may deem necessary or desirable in connection with the foregoing resolution.”

Unless a shareholder directs that his or her common shares are to be voted against the Stock Option Plan Resolution, the persons named in the enclosed form or proxy intend to vote FOR the Stock Option Plan Resolution.

Summary of the Stock Option Plan

The following is a summary of the Stock Option Plan, which is qualified in its entirety by the full text of the proposed Stock Option Plan attached as Schedule B hereto. Capitalized terms not defined in this Information Circular and used in this summary are defined in the Stock Option Plan, which is attached as Schedule B hereto.

Purpose

The Stock Option Plan has been established as a means of compensating Eligible Persons (as defined below) for their contributions to the performance of the Company. The Stock Option Plan is intended to:

(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b)	assist the Company in retaining and attracting Eligible Persons with experience and ability.

Eligibility

Generally, a right to purchase common shares of the Company pursuant to the terms of the Stock Option Plan may be granted to an “Eligible Person”, which includes, any insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

Administration

The Stock Option Plan is administered under the direction of the board of directors. The board of directors has full and complete authority to interpret the Stock Option Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Stock Option Plan. The board of directors shall, in its discretion, subject to the terms and conditions of the Stock Option Plan, designate, from among the Eligible Persons, those to whom and when options shall be granted, the number of common shares to be subject to each option, the exercise price for each option, the period during which the same may be exercised, the vesting period, if any, for such option(s) and the other terms and conditions attached thereto.

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Information Circular as of and dated January 14, 2014

Common Shares Issuable Under the Stock Option Plan

The maximum number of common shares that: (i) are issued to insiders of the Company within any one year period; and (ii) issuable to insiders of the Company at any time, under the Stock Option Plan or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Company’s issued and outstanding common shares. This restriction was amended to conform with the TSX’s insider participation limit guideline. All common shares subject to options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised, shall be available for issuance pursuant to the exercise of any subsequent options granted under the Stock Option Plan.

Grant of Options

Any Eligible Person to whom options are granted under the Stock Option Plan (a “Participant”) at the time of the grant of an option, may hold more than one option. The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of common shares covered by such option, the exercise price, the option period and any other terms and conditions attaching thereto.

Exercise Price

The exercise price for the common shares of an option must not be less than the market price at the time an option is granted. The market price is the closing price of the common shares on the TSX on the trading day prior to the date of the grant of the Option, provided that if there is no closing price on such trading day, market price shall mean the most recent closing price for the common shares on the TSX prior to the date of grant.

Term of Options

Each option shall be exercisable during a period established by the board of directors, but in no circumstances shall the term of the option exceed 10 years.

Exercise of Option

An option may be exercised at any time, or from time to time, during its terms as to any number of whole common shares, which are then available for purchase, provided that no partial exercise may be for less than 100 common shares. A Participant electing to exercise an option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the common shares to be acquired pursuant to the exercise of an option, by cheque or bank draft payable or such other form or manner of payment acceptable to the Company.

Restrictions as to Date of Exercise

Unless otherwise decided by the board of directors, no option may become exercisable until three months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such Option was granted.

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Information Circular as of and dated January 14, 2014

Blackout Periods

No option shall terminate and cease to be exercisable prior to the fifth business day following a trading blackout then in effect and, if a trading blackout is not then in effect prior to the fifth business day following cessation of the most recent trading blackout.

Retirement, Disability or Death of Participant

Unless otherwise decided by the Committee, the following rules shall apply:

(a)	in the event of the retirement, disability or death of a Participant, the options held by such Participant shall remain exercisable by such Participant or by such Participant’s legal representative(s) until the earlier of: (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

(b)	in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any options held by such Participant will expire on the day of termination.

Adjustments

If the number of outstanding common shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the common shares shall occur, other than as a result of the issuance of common shares for fair value, or if additional common shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for common shares subject to any unexercised options shall be adjusted in accordance with applicable law and in such manner as the board of directors shall deem proper to preserve the rights of the Participants under the Stock Option Plan substantially proportionate to those existing prior to such change or event.

Assignment of Options

No option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no option may be exercised by anyone other than by the Participant or the Participant’s legal representative(s).

Stock Appreciation Rights

The Company may grant stock appreciation rights to Participants. The benchmark number of common shares specified in the relevant stock appreciation rights agreement (a “rights agreement”) shall be deemed to be the number of common shares reserved for issuance thereunder for purposes of that section. A stock appreciation right shall entitle the Participant to receive from the Company the number of common shares, disregarding fractions, having an aggregate value equal to the excess of the “value of a common share” over the “amount per common share” specified in the relevant rights agreement times the number of common shares with respect to which the appreciation right is being exercised. For purposes of the preceding sentence, the “amount per common share” shall not be less than the market price at the date of the grant of the relevant underlying option or appreciation right while “the value of a common share” shall be determined for these purposes based on the weighted average trading price of the common shares on the TSX for the five (5) trading days preceding the date the notice of the exercise of the appreciation right is received by the Company.

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Information Circular as of and dated January 14, 2014

Any option granted under the Stock Option Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the applicable regulatory authorities. To the extent a stock appreciation right included in or attached to an option granted is exercised, the option to which it is included or attached shall be deemed to have been exercised to a similar extent. The provisions of the Stock Option Plan respecting the exercise of options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted.

Takeover Bids

If a person (an “Offeror”) makes a formal bid (as defined in the Securities Act (Ontario)) for common shares (an “Offer”) then:

(a)	all unvested options will become vested and exercisable, despite any vesting schedule applicable to any unexercised options; and

(b)	the Company will give each Participant currently holding an option written notice of the number of options eligible for exercise by the optionee.

Following the Company’s notice, a Participant may exercise his option in whole or in part so as to permit each Participant to tender the common shares received on exercise (the “Optioned Shares”) pursuant to the Offer. If:

(a)	the Offer is not completed within the time specified in the Offer; or

(b)	the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c)	the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer,

then certain provisions as set out in the Stock Option Plan, apply to the Participant and the Optioned Shares.

Substitution Events

In the event of a change of control pursuant to which the common shares are converted into, or exchanged for, other property, whether in the form of securities of another company or otherwise (a “Substitution Event”), then any surviving or acquiring entity must substitute or replace similar options for those options that remain outstanding and unexercised under the Stock Option Plan on the same terms and conditions as the Stock Option Plan and the applicable option agreement (the “Substituted Options”), except that the terms shall include the right to acquire on exercise the same form of consideration paid to the holders of common shares in the transaction effecting the Substitution Event. The amount of such consideration that a Substituted Option will entitle the Participant to acquire following the Substitution Event shall be that amount that a Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event with the result common shares received on such exercise would have been subject to the Substitution Event. The exercise price for a Substituted Option following the Substitution Event shall be the amount as the board of directors may determine as would provide the Participant with an equal economic result (assuming the Participant exercised the Substituted Option immediately after the Substitution Event but not at any later time) as the Participant would have obtained had such Participant exercised the Option immediately prior to the Substitution Event.

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Information Circular as of and dated January 14, 2014

Amendments to the Stock Option Plan

The amendment procedures state the type of modifications to the Stock Option Plan or to the terms and conditions of an outstanding Option that must specifically be approved by the holders of the common shares, namely:

•	amendments to reduce the exercise price of an option held by a Participant either directly or indirectly by means of the cancellation of an option and the reissue of a similar option and, for so long as the common shares are listed on the TSX, “disinterested Shareholder approval” (as that term is used in the policies of the TSX) shall be required for any amendment of an option which reduces the exercise price of an option held by a Participant, if at the time of the proposed amendment the Participant is an insider of the Company;

•	amendments that extend the period available to exercise an option beyond the expiry of the original exercise period of such option;

•	amendments that increase the number of common shares reserved for issuance under the Stock Option Plan;

•	amendments to amend the provisions dealing with restrictions on transfer of options in the Stock Option Plan;

•	amendments that materially modify the requirements as to eligibility for participation in the Stock Option Plan;

•	amendments that add any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

•	amendments that otherwise require approval by the shareholders (or disinterested shareholders as the case may be) in accordance with the requirements of the TSX or any applicable regulatory authority.

Except as listed above, the board of directors may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Stock Option Plan (including the form of the option agreement) and/or any option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable regulatory authority. Without limiting the generality of the foregoing, the board of directors may make certain amendments, modifications and/or changes to the Stock Option Plan as outlined in the Stock Option Plan, without seeking shareholder approval, including any amendment to the vesting provisions of the Stock Option Plan or any option, any amendment to the termination provisions of any option, whether or not such option is held by an insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date and the addition or modification of a cashless exercise feature, payable in cash or common shares, which provides for a deduction of the number of common shares reserved for issuance pursuant to the Stock Option Plan equal to the number of common shares that would otherwise have been issuable upon the exercise of the relevant option.

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Information Circular as of and dated January 14, 2014

Except as listed above, the board of directors or the CEO of the Company together with the CFO of the Company, with the consent of the affected optionee, but subject to the terms and conditions of the Stock Option Plan and any approvals required by any applicable regulatory authority, may from time to time amend the terms and conditions of any option which has been granted.

Amendments Made to the Stock Option Plan

Since the last annual meeting of shareholders of the Company, two amendments to the Stock Option Plan have been made by the Company without the need to obtain shareholder approval. This was the amendment of Section 5.5(b) of the Plan to add the following language to the end of such section “unless otherwise specifically provided in any severance or termination arrangements entered into by the Participant and the Company” and the amendment under Section 2.1 to the definition of “Market Price” to remove the alternative of using the price on the day of grant of the stock option.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

The management knows of no matters to come before the Meeting other than as set forth in the Notice of Meeting. However, if other matters are not known to the management should properly come before the Meeting, the accompanying proxy will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

STATEMENT OF EXECUTIVE COMPENSATION

A.	Named Executive Officers

For the purposes of this Information Circular, a named executive officer (“Named Executive Officer”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an Named Executive Officer under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the financial year.

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Information Circular as of and dated January 14, 2014

B.	Compensation Discussion and Analysis

Compensation, Governance and Nominating Committee

The CGN Committee of the Board is responsible for making recommendations to the Board with respect to the compensation of the executive officers of the Company as well as, among other things, with respect to the Company’s Stock Option Plan and any other employee benefits and/or plans and with respect to directors’ compensation. The Board (exclusive of the CEO, who is also a member of the Board) reviews such recommendations and gives final approval to the compensation of the executive officers. See also Schedule C - Corporate Governance Disclosure hereto.

The CGN Committee currently consists of Peter McCarter (Chair) and Alan Ferry, each of whom are independent. Each of the members of the GGN Committee has direct and extensive experience in corporate management and compensation issues in either the mining industry and/or the financial industry. This experience relating to executive compensation matters collectively provides them with a suitable perspective to make decisions on the appropriateness of the Company’s compensation policies and practices. Mr. McCarter was previously the Executive Vice-President, Corporate Affairs for Aur Resources Inc. (“Aur”), a publicly listed international mining company, in which role he had responsibility for managing Aur’s human resources matters. Mr. Ferry is the chairman of the board of directors and/or a member of the committee responsible for compensation matters of Guyana Goldfields Inc., GPM Metals Inc., Inter-Rock Minerals Inc., and Macusani Yellowcake Inc., all publicly listed mineral exploration or mining companies.

The CGN Committee has not to date felt it necessary to engage any compensation consultant or advisor to assist it in the performance of its duties.

Compensation Objectives and Structure

The overall compensation objective adopted by the CGN Committee is to ensure that executive compensation is fair and reasonable, rewards management performance and is, by being competitive, sufficient to attract and retain experienced and talented executives. Due to the nature of the mining industry, executive talent has significant mobility and, as a result, competition for experienced executives has been great. The Company’s compensation policies are designed to recognize the foregoing. The foregoing objective also recognizes the fundamental value added by a motivated and committed management team in accomplishing the Company’s current principal corporate objective, being the successful development of its Nechalacho Rare Earth Elements Project in the Northwest Territories.

Historically, the compensation provided by the Company to its executive officers, including the CEO, has had three components: base salary, bonuses and long term incentive compensation in the form of stock options (see “Stock Option Plan”). Bonus compensation is a cash component of management compensation in order to permit the recognition of outstanding individual efforts, performance, achievements and/or accomplishments by members of the Company’s management team. Any specific bonus amounts are awarded on the recommendation of the CGN Committee and ultimately at the discretion of the Board, with bonus amounts for members of the Company’s management team other than the CEO being based primarily on the recommendations of the CEO. The appropriateness and amount of any bonuses to the CEO and/or management team members has to date been considered annually by the CGN Committee and Board on a discretionary basis as no formal bonus plan based on quantitative and/or qualitative benchmarks has been established for the Company as yet.

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Information Circular as of and dated January 14, 2014

Base salary is the principal component of each executive officer’s overall compensation and reflects the fixed component of pay that compensates the relevant executive officer for fulfilling his day to day roles and responsibilities. The CGN Committee annually reviews the setting of the base salaries and considers the individual performance of the CEO and of each other executive officer and compares executive compensation for other companies operating in the mining industry. It is important that the Company’s CEO and other members of its senior management team are paid competitive base salaries that are in keeping with that offered by comparable companies within the industry. The CGN Committee also noted that companies operating in the rare earths industry face unique and relatively difficult additional challenges that need to be addressed, particularly in the financing, marketing and metallurgical processing areas, than do other companies in the mining sector, such as gold and base metal companies.

In setting the salary and bonus, if any, to be awarded to the CEO for each year, the CGN Committee, in addition to reviewing peer group data, reviews the achievements of the CEO for the prior year and looks at the overall performance of the Company in terms of the achievement of its corporate objectives, including the acquisition and advancement of projects. Also typically included in such overall assessment are specific initiatives undertaken in the year by the Company that have advanced the growth and progress of the Company and the enhancement of shareholder value during the year, including the reflection of such in the Company’s share price. Regard is also had to the overall financial condition of the Company. In setting the compensation of the other executive officers of the Company, the CGN Committee reviews with the CEO, the CEO’s evaluation of each executive officer’s performance during the year as well as the responsibilities, experience and qualifications of such executive officer and comparable industry compensation data. Given the nature of the Company as an exploration and development stage resource company without existing mineral production and without any attendant revenues derived thereon, compensation is generally based on comparative, qualitative or subjective measures, rather than quantitative benchmarks. No specific benchmarks, weights or percentages are assigned to any of the measures or objectives upon which the executive compensation is generally based.

Annual salary adjustments are made on a calendar year basis, typically being determined towards the end of each calendar year and made effective January 1 of the following year.

Compensation Risk Management

The CGN Committee evaluates the risks, if any, associated with the Company’s compensation policies and practices. Implicit in the mandate of the Board is that the Company’s policies and practices respecting compensation, including those applicable to the Named Executive Officers, be designed in a manner which is in the best interests of the Company and its shareholders.

In particular, the Company’s executive compensation policies incorporate a balanced compensation program design (see “Compensation Objectives and Structure”) and include elements of fixed and variable compensation and short and longer term incentives.

The base salary component of the compensation provided by the Company to its executive officers is set annually. The bonus component of the compensation provided by the Company to its executive officers is discretionary, is currently based on qualitative or subjective measures rather than quantitative benchmarks, and is subject to the prior approval of the CGN Committee. Discretionary assessment of the performance of executive officers by the Committee ensures that bonus awards align with both perceived and actual performance and the risks associated with such performance and any bonus award.

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Information Circular as of and dated January 14, 2014	Page 18

The stock option component of the compensation provided by the Company to its executive officers is both “longer term” and “at risk” and, accordingly, is directly linked to the achievement of longer term value creation. Since the benefits of such compensation, if any, are generally not realized by the executive officers until a significant period of time has passed and that there are deferred vesting provisions attached to each option grant (see “Stock Option Plan” below), the incentive for executive officers to take inappropriate or excessive risks with regard to their compensation that are financially beneficial to them at the expense of the Company and its shareholders is limited.

The CGN Committee believes that it is unlikely that an executive officer would take inappropriate or excessive risks at the expense of the Company and its shareholders that would be beneficial to them with regard to their short term compensation when their longer term compensation might be put at risk from their actions. Due to the size of the Company, the CGN Committee is able to monitor and consider any risks which may be associated with the Company’s compensation policies and practices. Risks, if any, may be identified and mitigated through regular meetings of the Board during which financial and other information relating to the Company are reviewed, and which includes senior executive compensation. The CGN Committee has not identified any risks arising from the Company’s compensation policies and practices that it believes would be reasonably likely to have a material adverse effect on the Company.

Although the Company has not as yet adopted any specific policies in this regard, in the event that a director or an executive officer purchases financial instruments that are designed to hedge or offset a decrease in the market value of the Company’s equity securities granted as compensation or held, directly or indirectly by the director or the executive officer, such purchases must be disclosed in insider reporting filings. To date, no such purchases have been disclosed by any director or executive officer of the Company.

Base Salary and Bonus

The CGN Committee, in respect of the setting of salaries for the Named Executive Officers for 2013, determined that there would be no salary increases for the Named Executive Officers in 2013. This determination recognized the then current financial situation of the Company and the overall depressed nature of the junior resource sector in Canada.

Furthermore, no discretionary bonuses were awarded to any Named Executive Officers of the Company for 2013, with the exception of Mr. Marsh, who received a bonus of $50,000 on July 12, 2013 related to the completion of the feasibility study on the Company’s Nechalacho Rare Earth Elements Project.

Options

The CGN Committee is of the view that the granting of options is an appropriate method of providing long-term incentives to senior management of the Company and, in general, aligns the interests of senior management with those of the shareholders by enabling senior management to participate in and be rewarded by an increase in the market price of the Company’s common shares. Participation in the Stock Option Plan also provides a significant incentive to the Participants to enter into and subsequently to continue their employment with the Company, particularly when the Company may not have the financial resources and/or pension and other benefit plans to attract and retain experienced personnel. In addition, the CGN Committee is of the view that the Company’s compensation mix must be consistent with industry norms which supports the provision by the Company of a longer term compensation incentive. This longer term compensation incentive is best realized by providing compensation linked to share price performance such as options. The number and terms of options previously granted to the named executives have been and are expected to continue to be taken into account, as well as the number and terms of options granted by the Peer Group companies, in determining whether and in what quantity new option grants should be made in any year.

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Information Circular as of and dated January 14, 2014	Page 19

The Company’s current objective under the Stock Option Plan is to allot to the CEO options to purchase 1,000,000 common shares, to the CFO and Chief Operating Officer options to purchase 600,000 common shares and to officers at the Vice President level options to purchase 400,000 common shares (the “target allotments”).

In the past, the Company had typically granted all of an employee’s option allotment at the commencement of the employee’s employment, with such options to vest periodically over the first four years of a five year option term. During the 2012 calendar year, the Company switched to a methodology of annual grants of one fifth of the employee’s target allotment (on a discretionary basis). Accordingly, over the next three years, as the number of options granted under the former methodology are exercised or expire, each employee may have more or less than their target allotment at any given time. Over the next three years, all stock options granted to each employee will gravitate toward the employee’s target allotment. The methodology applied by the Company permits exceptions to be made, for example, to recognize exceptional employee contributions and to permit flexibility in negotiating employment contracts.

Circumstances Triggering Termination and Change of Control Benefits

As noted below under the heading “Employment Contracts”, there are certain circumstances that trigger payments and other benefits to the CEO upon termination and change of control. The CGN Committee views such provisions as not only being fair and necessary to protect the CEO but also to encourage the CEO to pursue those transactions such as mergers or take-overs that are beneficial to the Company and its shareholders but that may result in the termination of the CEO’s employment with the Company.

Stock Option Plan

The Stock Option Plan, approved by shareholders on January 27, 2011, is a fixed percentage plan that provides that the maximum number of options which may be outstanding at any time under the Stock Option Plan and any other compensation arrangement of the Company is 10% of the Company’s issued and outstanding common shares. Eligible Participants under the Stock Option Plan include insiders or employees of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company.

The Company maintains the Stock Option Plan in order to provide effective incentives to directors, officers and senior management personnel of the Company and to enable the Company to attract and retain experienced and talented individuals in those positions by permitting such individuals to directly participate in an increase in share value created for the Company’s shareholders.

Incentive options granted under the Stock Option Plan entitle the purchase of shares at a price and for the length of time determined by the Board provided that the price cannot be lower than the market price of the common shares on the TSX on the day prior to or on the day of the grant and the expiry date cannot be more than 10 years after the date of the grant. Further, the policies of the TSX also provide that the said exercise price of any options so granted cannot be reduced without shareholder approval.

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Information Circular as of and dated January 14, 2014	Page 20

Options under the Stock Option Plan are typically granted in such numbers as reflect the level of responsibility of the particular optionee and his or her contribution to the business and activities of the Company. Options may also be granted under the Stock Option Plan to consultants. Options granted under the Stock Option Plan typically have a five year term and are typically made cumulatively exercisable by the holders thereof in equal proportions of the aggregate number of shares subject to the options over specified time periods. Historically, after an initial grant, options have been re-granted upon such having been exercised. In the event a take-over bid (within the meaning of the Securities Act (Ontario)) is made for the common shares of the Company, then all unvested options thereupon become exercisable by the holder. Options terminate immediately upon an optionee’s employment with the Company being terminated (unless otherwise determined by the Board) or unless such termination is a result of the death, disability or retirement, in which case termination occurs 12 months from the occurrence of the relevant event (subject to the earlier expiry of the options in the normal course). The terms of the Stock Option Plan further provide that the exercise price at which common shares may be issued under the Stock Option Plan cannot be less than the current market price of the common shares when the relevant options are granted.

As at January 13, 2014, 8,805,250 common shares, being 8.0% of the currently issued common shares of the Company, were issuable pursuant to unexercised options granted to such date under the Stock Option Plan.

Incentives to Participants under the Stock Option Plan may also be provided by the granting of stock appreciation rights. Stock appreciation rights, which can be attached to an option at the discretion of the Company at any time, entitle a Participant in the Stock Option Plan to elect, in lieu of exercising an outstanding Option, to receive the number of common shares equivalent in value to the difference between his or her option exercise price and the then existing market value of the shares multiplied by the number of common shares over which he or she could otherwise exercise his or her option. No stock appreciation rights have been granted under the Stock Option Plan to date.

The rules of the TSX require that all unallocated options, rights or other entitlements under plans such as the Stock Option Plan must be re-approved by a majority of the relevant issuer’s directors and by shareholders every three years after institution of the relevant plan. Under the policies of the TSX, if the Company wishes to make certain amendments to the Stock Option Plan, it must obtain shareholder approval.

C.	Performance Graph

The following graph and table compares the yearly percentage change in the cumulative total shareholder return of the common shares for the period from August 31, 2008 to August 31, 2013 with the cumulative total return of the S&P/TSX Composite Total Return Index for the same period. The graph and table assume $100 invested in common shares on August 31, 2008 and in the S&P/TSX Composite Total Return Index, which assumes dividend reinvestment.

Cumulative Total Return on $100 Investment

There is no direct correlation between the market performance of the Company’s common shares and executive compensation except that any increase in the market price of the common shares will increase the value of any options held by the relevant executives. The CGN Committee and the Board generally evaluate performance by reference to the achievement of corporate objectives rather than by short term changes in the Company’s common share price, which typically has in the past been significantly influenced by overall economic, market and industry conditions.

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Information Circular as of and dated January 14, 2014	Page 21

Comparison of Cumulative Total Return

	August 31,	August 31,	August 31,	August 31,	August 31,	August 31,
Month / Year	2008	2009	2010	2011	2012	2013
Avalon Rare Metals Inc.	$100.00	$58.14	$118.60	$168.99	$67.83	$32.17

S&P/TSX Composite Total Return Index	$100.00	$81.78	$92.19	$101.33	$97.68	$106.74

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 22

D.	Summary Compensation Table

The table below contains a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years.

					Non-Equity incentive
					plan compensation
			Share	Option-	($)				All other		Total
Name and			based	based	Annual		Long-term	Pension	compen-		compen-
Principal		Salary	awards	awards(1)	incentive		incentive	Value	sation		sation
Position	Year	($)	($)	($)	plans		plans	($)	($)		($)

Donald	2013	400,000	Nil	395,546	Nil		Nil	Nil	923	(9)	796,469
Bubar (2)	2012	383,333	Nil	364,194	35,000	(3)	Nil	Nil	1,265	(9)	783,792
President and CEO	2011	335,000	Nil	1,782,570	100,000	(4)	Nil	Nil	Nil		2,217,570

James	2013	300,000	Nil	211,521	Nil		Nil	Nil	Nil		511,521
Andersen	2012	250,000	Nil	Nil	35,000	(3)	Nil	Nil	873	(9)	285,873
CFO and VP, Finance	2011	140,000	Nil	1,026,940	25,000	(5)	Nil	Nil	Nil		1,191,940

David	2013	350,000	Nil	Nil	50,000	(7)	Nil	Nil	923	(9)	400,923
Marsh (6)	2012	58,333	Nil	420,923	Nil		Nil	Nil	Nil		479,256
Senior VP, Metallurgy	2011	N/A	N/A	N/A	N/A		N/A	N/A	N/A		N/A

Richard Pratt (8)	2013	250,000	Nil	141,014	Nil		Nil	Nil	923	(9)	391,937
VP, General Counsel	2012	175,320	Nil	Nil	Nil		Nil	Nil	873	(9)	176,193
and Corporate Secretary	2011	2,083	Nil	2,236,960	Nil		Nil	Nil	Nil		2,239,043

Pierre	2013	250,000	Nil	141,014	Nil		Nil	Nil	630	(9)	391,644
Neatby	2012	220,833	Nil	Nil	35,000	(3)	Nil	Nil	Nil		255,833
VP, Sales and Marketing	2011	187,500	Nil	Nil	Nil		Nil	Nil	Nil		187,500

Notes:

(1)	These amounts represent the “grant date fair value” of options granted to the respective Named Executive Officer, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 23

(2)	Mr. Bubar does not receive any additional compensation for serving as a director of the Company.
(3)	The Company paid each of Messrs. Bubar, Andersen and Neatby a bonus of $35,000 in 2012, each in recognition of their performances in 2011.
(4)	In 2011, the Company paid Mr. Bubar a bonus of $40,000 in recognition of his performance in 2010, and a bonus of $60,000 related to the Company’s share price performance in 2010.
(5)	The Company paid Mr. Andersen a bonus of $25,000 in 2011 in recognition of his performance in 2010.
(6)	Mr. Marsh was appointed as Senior Vice-President, Metallurgy of the Company on August 1, 2012.
(7)	The Company paid Mr. Marsh a bonus of $50,000 in 2013 related to the completion of the feasibility study on the Company’s Nechalacho Rare Earth Elements Project.
(8)	Mr. Pratt was appointed as Vice-President, General Counsel and Corporate Secretary of the Company on August 1, 2011.
(9)	Medical expenses paid by the Company on behalf of the respective Named Executive Officer.

E.	Employment Contracts

Bubar Employment Agreement

The Company employs Donald Bubar as the Company’s President and CEO pursuant to an employment agreement effective as of January 1, 2011 (the “Bubar Agreement”). The Bubar Agreement is for an indefinite term and can be terminated by either party. If the Bubar Agreement is terminated by Mr. Bubar, Mr. Bubar must provide notice of at least 30 days and Mr. Bubar is entitled to be paid the then current salary under the Bubar Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Bubar will terminate. If the Bubar Agreement is terminated by the Company without cause, the Company will pay to Mr. Bubar a lump sum payment equal to three times his annual base salary amount in effect at the time. In the event of a change of control of the Company (as defined in the Bubar Agreement), and, if within one year of the change of control, Mr. Bubar’s employment with the Company is terminated by the Company or Mr. Bubar elects to terminate the Bubar Agreement, the Company will be obligated to pay to Mr. Bubar a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Andersen Employment Agreement

The Company employs James Andersen as the Company’s Vice-President, Finance and CFO pursuant to an employment agreement effective January 1, 2011 (the “Andersen Agreement”). The Andersen Agreement is for an indefinite term and can be terminated by either party. If the Andersen Agreement is terminated by Mr. Andersen, Mr. Andersen must provide notice of at least 30 days and Mr. Andersen is entitled to be paid the then current salary under the Andersen Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Andersen will terminate. If the Andersen Agreement is terminated by the Company without cause, the Company will pay to Mr. Andersen a lump sum payment equal to three times his annual base salary amount in effect at the time. In the event of a change of control of the Company (as defined by the Andersen Agreement) and if within one year of the change of control, Mr. Andersen’s employment with the Company is terminated or in the event Mr. Bubar’s employment with the Company is terminated, Mr. Andersen can elect to terminate the Andersen Agreement and the Company will be obligated to pay to Mr. Andersen a lump sum in cash equal to three times his annual base salary amount in effect at the time.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 24

Marsh Employment Agreement

The Company employs David Marsh as the Company’s Senior Vice-President, Metallurgy pursuant to an employment agreement effective August 1, 2012 (the “Marsh Agreement”). The Marsh Agreement is for an indefinite term and can be terminated by either party. If the Marsh Agreement is terminated by Mr. Marsh, Mr. Marsh must provide notice of at least 30 days and Mr. Marsh is entitled to be paid the then current salary under the Marsh Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Marsh will terminate. If the Marsh Agreement is terminated by the Company without cause, the Company will pay to Mr. Marsh a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Marsh’s employment began on August 1, 2012, to a maximum of 12 months. In the event of a change of control of the Company (as defined in the Marsh Agreement) and if within one year of the change of control, Mr. Marsh’s employment with the Company is terminated by the Company, the Company will pay to Mr. Marsh a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Marsh’s employment began on August 1, 2012, to a maximum of 24 months.

Pratt Employment Agreement

The Company employs Richard Pratt as the Company’s Vice-President, General Counsel and Corporate Secretary to an employment agreement effective August 1, 2011 (the “Pratt Agreement”). The Pratt Agreement is for an indefinite term and can be terminated by either party. If the Pratt Agreement is terminated by Mr. Pratt, Mr. Pratt must provide notice of at least 30 days, and Mr. Pratt is entitled to be paid the then current salary under the Pratt Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Pratt will terminate. If the Pratt Agreement is terminated by the Company without cause, the Company will pay to Mr. Pratt a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of employment, recognizing that Mr. Pratt’s employment began on August 1, 2011, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Pratt Agreement) and if within one year of the change of control, Mr. Pratt’s employment with the Company is terminated by the Company, the Company will pay to Mr. Pratt a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Pratt’s employment began on August 1, 2011, to a maximum of 24 months.

Neatby Employment Agreement

The Company employs Pierre Neatby as the Company’s Vice-President, Sales and Marketing pursuant to an employment agreement effective January 1, 2011 (the “Neatby Agreement”). The Neatby Agreement is for an indefinite term and can be terminated by either party. If the Neatby Agreement is terminated by Mr. Neatby, Mr. Neatby must provide notice of at least 30 days, and Mr. Neatby is entitled to be paid the then current salary under the Neatby Agreement prorated until the end of the notice period, and thereafter all obligations of the Company to Mr. Neatby will terminate. If the Neatby Agreement is terminated by the Company without cause, the Company will pay to Mr. Neatby a lump sum payment equal to three months of salary plus one month of salary for every full or partial year of service, recognizing that Mr. Neatby’s employment began on July 1, 2010, to a maximum of 24 months. In the event of a change of control of the Company (as defined in the Neatby Agreement) and if within one year of the change of control, Mr. Neatby’s employment with the Company is terminated by the Company, the Company will pay to Mr. Neatby a lump sum in cash equal to 12 months of salary plus an additional one month’s salary for every full or partial year of employment, recognizing that Mr. Neatby’s employment began on July 1, 2010, to a maximum of 24 months.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 25

Severance Payments after a Change of Control

If a severance payment triggering event had occurred on August 31, 2013, the severance payments that would be contractually payable to each of the Named Executive Officers after a change of control would be approximately as follows:

Termination after a change of control
Name	of the Company ($)
Donald Bubar	1,200,000
R. James Andersen	900,000
David Marsh	408,333
Richard Pratt	312,500
Pierre Neatby	333,333
Total	3,154,166

F.	Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The table below sets out, for each Named Executive Officer, the incentive options (option-based awards) and share-based awards, outstanding as at August 31, 2013. The closing price of the Company’s shares on the TSX on August 31, 2013 was $0.83.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 26

	Option-Based Awards					Share-Based Awards
							Market
							or
						Number	payout	Market or
						of	value	payout
						shares	of	value of
						or units	share-	vested
						of	based	share-
						shares	awards	based
					Value of	that	that	awards
	Number of securities		Option		unexercised in-	have	have	not paid
	underlying		exercise		the-money	not	not	out or
	unexercised options		price	Option expiration	options(3)	vested	vested	distributed
Name	(#)		($)	date	($)	(#)	($)	($)

Donald Bubar	175,000	(1)	0.75	February 13, 2014	14,000	Nil	Nil	Nil
	100,000	(1)	1.41	June 2, 2014	Nil
	300,000	(2)	8.62	April 27, 2016	Nil
	250,000	(2)	2.62	November 28, 2016	Nil
	200,000	(1)	1.19	February 28, 2018	Nil

R. James	75,000	(1)	0.75	February 13, 2014	6,000	Nil	Nil	Nil
Andersen	100,000	(1)	1.41	June 2, 2014	Nil
	150,000	(2)	4.07	December 21, 2015	Nil
	200,000	(2)	4.47	August 31, 2016	Nil
	120,000	(1)	1.75	August 31, 2017	Nil
	120,000	(1)	0.88	May 31, 2018	Nil

David Marsh	400,000	(1)	1.54	July 1, 2017	Nil	Nil	Nil	Nil

Richard Pratt	400,000	(1)	7.45	May 30, 2016	Nil	Nil	Nil	Nil
	80,000	(1)	1.75	August 31, 2017	Nil
	80,000	(1)	0.88	May 31, 2018	Nil

Pierre Neatby	400,000	(1)	2.00	June 30, 2015	Nil	Nil	Nil	Nil
	80,000	(1)	1.75	August 31, 2017	Nil
	80,000	(1)	0.88	May 31, 2018	Nil

Notes:

(1)	These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(2)	These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(3)	The value of the in-the-money options currently held by each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2013, being $0.83, less the option exercise price.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 27

Value Vested or Earned During the Year

The following table sets forth, for each Named Executive Officer, the value of all incentive plan awards vested or earned during the year ended August 31, 2013:

Non-Equity Incentive
	Option-Based Awards-	Share-Based Awards-	Plan Compensation-
	Value vested during	Value vested during	Value earned during
	the year	the year	the year
Name	($) (1)	($)	($)
Donald Bubar	22,313	Nil	Nil
R. James Andersen	9,563	Nil	Nil
David Marsh	Nil	Nil	Nil
Richard Pratt	Nil	Nil	Nil
Pierre Neatby	Nil	Nil	Nil

Note:

(1)	The value of the options vested during the year for each Named Executive Officer is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

G.	Pension Plan Benefits

There are no pension plan benefits in place for the Named Executive Officers.

H.	Termination and Change of Control Benefits

Except as set forth above under “Employment Contracts”, the Company is not party to any compensatory plan, contract or arrangement where a Named Executive Officer is entitled to receive any compensation from the Company in the event of resignation, retirement or any other termination of employment of such persons, change of control of the Company or a change in the Named Executive Officer's responsibilities following a change of control.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 28

I.	Director Compensation

The following table describes director compensation for non-executive directors for the year ended August 31, 2013:

		Option-based	All other	Total
	Fees earned	awards (2)	compensation	compensation
Name(1)	($)	($)	($)	($)
Alan Ferry	40,100	24,238	Nil	64,338
Phil Fontaine	37,200	Nil	Nil	37,200
Brian MacEachen	48,700	49,668	Nil	98,368
Peter McCarter	41,200	136,500	Nil	177,700
Richard Morland	42,800	Nil	Nil	42,800

Notes:

(1)	This director compensation table does not include information for Donald S. Bubar who is both a director and a Named Executive Officer. The compensation paid to Mr. Bubar for the financial year ended August 31, 2013 has been reflected in the Named Executive Officer summary compensation table. The Company did not pay any additional compensation to Mr. Bubar for serving as a director of the Company.

(2)	These amounts represent the “grant date fair value” of options granted to the respective director, which have been determined by using the Black-Scholes model, a mathematical valuation model that ascribes a value to an option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return. Calculating the value of options using this methodology is very different from a simple “in-the-money” value calculation. In fact, options that are well out-of-the-money can still have a significant “grant date fair value” based in a Black-Scholes valuation, especially where, as in the case of the Company, the price of the common shares underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The same caution applies to the total compensation amounts shown in the last column above, which are based in part the grant date fair value amounts set out in the column for Option-based awards. These values are consistent with the accounting values used in the Company’s financial statements. The Company selected the Black-Scholes model given its prevalence of use within North America.

Compensation of Directors

Directors of the Company (excluding Donald Bubar, who is an officer of the Company) are paid a base yearly fee of $24,000 plus a fee of $800 per Board or Committee meeting attended in person or by conference telephone. An additional fee of $6,000 is paid to each of the Chairman of the Board and the Chairman of any other permanent committee of the Board. Directors are reimbursed for their out-of-pocket expenses incurred in attending directors’ and committee meetings. The director’s compensation levels were increased for fiscal 2013 to be more in line with those of the Peer Group companies.

In addition, pursuant to the Stock Option Plan, the Company typically grants options to purchase common shares to directors of the Company. An aggregate of 325,000 options were granted to the directors during the year ended August 31, 2013.

The directors are indemnified by the Company against all costs, charges and expenses reasonably incurred by such director in respect of any action or proceeding to which such director is made a party by reason of being a director of the Company, subject to the limitations in respect thereof contained in theCanada Business Corporations Act.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 29

The Company maintains insurance coverage with respect of directors’ and officers’ liability which is limited to $30,000,000 per claim and $30,000,000 per policy period, subject to deductibles of $100,000 to $250,000 as defined in the policy. The current policy is for a one-year term and expires on July 20, 2014. The premium paid by the Company in respect of said insurance in fiscal 2013 was $149,430.

Option-Based and Share-Based Awards to Directors

The table below sets out for each non-officer director the incentive options (option-based awards) and share-based awards outstanding as of August 31, 2013. The closing price of the Company’s shares on the TSX on August 31, 2013 was $0.83.

	Option-Based Awards					Share-Based Awards
								Market or
							Market or	payout
						Number	payout	value of
						of shares	value of	vested
	Number of					or units of	share-	share-
	securities				Value of	shares	based	based
	underlying		Option		unexercised	that have	awards	awards not
	unexercised		exercise		in-the-money	not	that have	paid out or
	options		price	Option expiration	options(4)	vested	not vested	distributed
Name	(#)		($)	date	($)	(#)	($)	($)

Alan Ferry	50,000	(1)	0.75	February 13, 2014	4,000
	75,000	(1)	1.54	July 14, 2014	Nil
	50,000	(2)	3.43	December 1, 2016	Nil	Nil	Nil	Nil
	50,000	(2)	1.99	August 27, 2017	Nil
	50,000	(2)	0.99	April 29, 2018	Nil

Phil	131,250	(1)	2.80	September 4, 2014	Nil	Nil	Nil	Nil
Fontaine	50,000	(3)	3.43	December 1, 2016	Nil

Brian	50,000	(1)	0.75	February 13, 2014	4,000
MacEachen	75,000	(1)	1.54	July 14, 2014	Nil
	50,000	(2)	3.43	December 1, 2016	Nil	Nil	Nil	Nil
	50,000	(2)	1.01	April 19, 2018	Nil
	50,000	(2)	0.99	April 29, 2018	Nil

Peter	50,000	(2)	3.43	December 1, 2016	Nil	Nil	Nil	Nil
McCarter	175,000	(2)	1.44	November 27, 2017	Nil

(1)    These options vest as to 25% thereof on each of the first four anniversaries of the date of grant thereof and have a term of five years.

(2)    These options vest as to 50% thereof on each of the date of grant and the first anniversary thereof and have a term of five years.

(3).   These options vest as to 50% thereof on the date of grant and 25% on each of September 4, 2012 and 2013 and have a term of five years.

(4)   The value of the in-the-money options currently held by each director is based on the closing market price of the Company’s common shares on the TSX as at August 31, 2013, being $0.83, less the option exercise price.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 30

Value Vested or Earned During the Year

The following table sets forth, for each non-officer director, the value of all incentive plan awards vested or earned during the year ended August 31, 2013:

Non-Equity Incentive
	Option-Based Awards-	Share-Based Awards-	Plan Compensation-
	Value vested during	Value vested during	Value earned during
	the year	the year	the year
Name	($)(1)	($)	($)
Alan Ferry	6,625	Nil	Nil
Phil Fontaine	Nil	Nil	Nil
Brian MacEachen	6,625	Nil	Nil
Peter McCarter	Nil	Nil	Nil
Richard Morland	Nil	Nil	Nil

Note:

(1)	The value of the options vested during the year for each director is based on the closing market price of the Company’s common shares on the TSX on the vesting date less the option exercise price.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information as at August 31, 2013 with respect to common shares issuable by the Company pursuant to the Stock Option Plan, which is the only equity compensation plan of the Company:

Number of securities
	Number of	Weighted-	remaining available
	securities to be	average	for future issuance
	issued upon	exercise price of	under equity
	exercise of	outstanding	compensation plans
	outstanding	options,	(excluding securities
	options, warrants	warrants and	reflected in first
	and rights	rights	column)
Plan Category	(#)	($)	(#)
Equity compensation plans approved by securityholders (1)	8,585,250	2.59	1,794,448

Equity compensation plans not approved by securityholders	N/A	N/A	N/A

Total	8,585,250	2.59	1,794,448

Note:

(1)	The Stock Option Plan has 1,794,448 options available for issuance which, when added to the 8,585,250 outstanding options, is equal to 10% of the Company’s issued capital as at August 31, 2013.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 31

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE DIRECTORS

There was no indebtedness of any director, officer, employee, former directors, former executive officers or former employees, or proposed nominee for election as a director of the Company to, or guaranteed or supported by, the Company or any subsidiary thereof either pursuant to an employee stock purchase program or any other programs of the Company or a subsidiary or otherwise during the financial year of the Company ended August 31, 2013.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or an officer of the Company at any time since the beginning of its last completed financial year, no person or company by whom, on whose behalf, directly or indirectly, solicitation has been made, no proposed nominee for election as a director of the Company, nor any associate or affiliate of the aforementioned persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 - Disclosure of Corporate Governance Practices (“NI 58-101”) requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure in respect of corporate governance matters be included in its Information Circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Company is that contained in Form 58-101F1 which is attached to NI 58-101 (“Form 58-101F1 Disclosure”). Schedule C attached hereto sets forth the corporate governance practices of the Company, relative to Form 58-101F1 Disclosure.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com and on the Company’s website at www.avalonraremetals.com. Financial information is provided in the Company’s comparative financial statements and related Managements’ Discussion and Analysis for the financial year ended August 31, 2013.

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 32

A copy of the following documents may be obtained, without charge, upon request to the Corporate Secretary of the Company at Suite 1901, 130 Adelaide Street West, Toronto, ON Phone: (416) 364-4938, Fax: (416) 364-5162:

(a)	the comparative financial statements of the Company for the financial year ended August 31, 2013 together with the accompanying report of the auditors thereon and related Management’s Discussion and Analysis and any interim financial statements of the Company for periods subsequent to August 31, 2013 and related Management’s Discussion and Analysis; and

(b)	this Information Circular.

APPROVAL

The contents of this Information Circular and the sending thereof to the shareholders of the Company have been approved by the directors of the Company.

DATED at Toronto, Ontario this 14th day of January, 2014.

By ORDER of the Board of Directors

Donald S. Bubar
President and Chief Executive Officer

Avalon Rare Metals Inc.
Information Circular as of and dated January 14, 2014	Page 33

SCHEDULE A

AVALON RARE METALS INC.

NOTICE OF CHANGE OF AUDITORS PURSUANT TO

NATIONAL INSTRUMENT 51-102

December 16, 2013

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Securities Registry Northwest Territories

Deloitte LLP, Chartered Accountants

McCarney Greenwood LLP, Chartered Accountants

Dear Sirs/Mesdames:

Re:	Notice Regarding Proposed Change of Auditor Pursuant to National Instrument 51-102

Notice is hereby given that on December 13, 2013 the Board of Directors of Avalon Rare Metals Inc. (the “Company” or “Avalon”) determined:

1.	to accept the resignation, at Avalon’s request, dated December 13, 2013, of McCarney Greenwood LLP, Chartered Accountants (the “Former Auditor”), as auditor of Avalon; and

2.	to engage Deloitte LLP, Chartered Accountants, as auditor of Avalon, effective December 13, 2013.

There have been no reservations in the Former Auditor’s Report on any of the Company’s financial statements commencing at the beginning of the two most recently completed fiscal years and ending on August 31, 2013. The Former Auditor did not audit any financial statements of the Company subsequent to the August 31, 2013 fiscal year of the Company.

In the opinion of the Company, prior to the resignation, and as at the date hereof, there were no reportable events, including disagreements, consultations, or unresolved matters as defined in National Instrument 51-102, Continuous Disclosure Obligations, between the Former Auditor and the Company.

The contents of this Notice and the attached letters from McCarney Greenwood LLP, Chartered Accountants, and Deloitte LLP, Chartered Accountants, have been reviewed by the Board of Directors.

Dated at Toronto, Ontario this 16th day of December, 2013

BY ORDER OF THE BOARD OF DIRECTORS OF AVALON RARE METALS INC.

"Donald. S. Bubar"

Donald S. Bubar

President and Chief Executive Officer

Avalon Rare Metals Inc.	Page 1
Information Circular as of and dated January 14, 2014
Schedule A

December 16, 2013

Alberta Securities Commission

British Columbia Securities Commission

Ontario Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Securities Registry Northwest Territories

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors - Avalon Rare Metals Inc. (the “Company”)

We acknowledge receipt of a Notice of Change of Auditors (the “Notice”) dated December 16, 2013 delivered to us by the Company in respect of the change of auditors of the Company, to be effective as of December 13, 2013.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by McCarney Greenwood LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

“McCarney Greenwood LLP”

McCarney Greenwood LLP

Chartered Accountants

License Public Accountants

McCarney Greenwood LLP
Chartered Accountants
10 Bay Street, Suite 600
Toronto, ON M5J 2 R8
T 416 362 0515 F 416 362 0539
www.mgca.com

Avalon Rare Metals Inc.	Page 2
Information Circular as of and dated January 14, 2014
Schedule A

Deloitte LLP
Brookfield Place
181 Bay Street
Suite 1400
Toronto ON MJ 2V1
December 16, 2013	Canada

Tel: 416-601-6150
Alberta Securities Commission	Fax: 416-601-6151
British Columbia Securities Commission	www.deloitte.ca

Ontario Securities Commission

Saskatchewan Financial Services Commission (Securities Division)

Manitoba Securities Commission

New Brunswick Securities Commission

Nova Scotia Securities Commission

Securities Commission of Newfoundland and Labrador

Registrar of Securities, Prince Edward Island

Securities Registry Northwest Territories

McCarney Greenwood LLP, Chartered Accountants

Dear Sirs/Mesdames:

Re: Avalon Rare Metals Inc. (the “Corporation”)

We acknowledge receipt of a Notice of Change of Auditor (the “Notice”) dated December 16, 2013 delivered to us by the Corporation in respect of the change of auditor of the Corporation, to be effective as of December 13, 2013.

Pursuant to National Instrument 51-102 of the Canadian Securities Administrators, please accept this letter as confirmation by Deloitte LLP, that we have reviewed the Notice and, based on our knowledge as at the time of receipt of the Notice, we agree with each of the statements contained therein.

We trust the foregoing is satisfactory.

Yours very truly,

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants

Licensed Public Accountants

Avalon Rare Metals Inc.	Page 3
Information Circular as of and dated January 14, 2014
Schedule A

SCHEDULE B

AVALON RARE METALS INC.

2011 STOCK OPTION PLAN

(Approved by shareholders on January 27, 2011)

Section 1 - Purpose

1.1	The Stock Option Plan (the “Plan”) has been established as a means of compensating Eligible Persons (as defined herein) for their contributions to the performance of the Company. The Plan is intended to:

(a)	provide an incentive to Eligible Persons to further the development, growth and profitability of the Company; and

(b)	assist the Company in retaining and attracting Eligible Persons with experience and ability.

Section 2 - Definitions

2.1	In this Plan, unless the context otherwise requires, the following terms shall have the following meanings:

“Board”	means the board of directors of the Company;

“Committee”	means either the Board or a committee of the Board comprised of such members of the Board as may be designated by the Board;

“Company”	means Avalon Rare Metals Inc., and any successor company thereto;

“Eligible Person”	means an Insider or employee of the Company or any of its subsidiaries, and any other person or company engaged to provide ongoing management, consulting or advisory services to the Company;

“Exchange”	means the Toronto Stock Exchange;

“Insider”	means an insider of the Company, as defined in the Securities Act (Ontario);

“Market Price”	means the closing price of the Shares on the Exchange on the trading day prior to the date of the grant of an Option, provided that if there is no closing price on such trading day, “Market Price” shall mean the most recent closing price for the shares on the Exchange prior to the date of grant;

“Option”	means an option granted by the Company to a Participant to purchase authorized but unissued Shares pursuant to the terms of the Plan;

“Outstanding Issue”	means that number of Shares issued and outstanding immediately prior to the date of grant of the Option;
“Participant”	means an Eligible Person to whom Options are granted under the Plan;

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“person”	has the meaning ascribed thereto in the Securities Act (Ontario);

“Plan”	means this Stock Option Plan, either as originally adopted or as amended from time to time, as the case may be;

“Regulatory Authority”	means any applicable securities regulatory authority or any stock exchange or exchanges, including the Exchange upon which any of the Company’s securities are from time to time listed for trading and any other applicable regulatory authority;

“Shareholders”	means holders of Shares;

“Shares”	means the common shares of the Company; and

“Trading Blackout”	has the meaning ascribed thereto in Section 5.7.

2.2	In this Plan, unless the context requires otherwise, references to the male gender include the female gender and the neuter, and words importing the singular include the plural and vice versa.

2.3	Any reference made in this Plan to Sections is a reference to Sections of this Plan.

Section 3 - Administration of the Plan

3.1	The Plan is under the direction of the Committee that, in addition to the specific powers conferred upon it hereunder, has full and complete authority to interpret the Plan and to prescribe such rules and regulations and make such other determinations, as it deems necessary or desirable to meet the objectives of and to administer the Plan. Without limiting the generality of the foregoing, for greater certainty, the Committee shall, subject to the terms and conditions of the Plan, have the power and authority to:

(a)	adopt rules and regulations for implementing the Plan;

(b)	determine the eligibility of persons to participate in the Plan;

(c)	interpret and construe the provisions of the Plan;

(d)	approve the definitive terms and provisions of any Option agreement to be entered into between the Company and each Participant (subject to such being in accordance with the terms of this Plan); and

(e)	take such other steps as they determine to be necessary or desirable to give effect to the Plan.

Section 4 - Number of Shares Issuable under the Plan

4.1	The maximum number of Shares that (i) are issued to Insiders within any one year period; and (ii) issuable to Insiders at any time, under the Plan or when combined with all of the Company’s other security based compensation arrangements, cannot exceed 10% of the Outstanding Issue.

4.2	All Shares subject to Options that have been exercised or that have expired or have been otherwise terminated or cancelled without having been exercised, shall be available for issuance pursuant to the exercise of any subsequent Options granted under the Plan.

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Section 5 - Options

5.1	Subject to Section 4, the Committee shall, in its discretion, subject to the terms and conditions of the Plan, designate, from among the Eligible Persons, those to whom and when Options shall be granted, the number of Shares to be subject to each Option, the Specified Price for each Option, the period during which the same may be exercised, the vesting period, if any, for such Option(s) and the other terms and conditions attached thereto. Any Participant, at the time of the grant of an Option, may hold more than one Option. The grant of each option shall be evidenced by an agreement between the Company and the Participant setting forth the number of Shares covered by such Option, the exercise price, the Option period and any other terms and conditions attaching thereto.

5.2	The exercise price for the Shares subject to an Option shall be not less than the Market price.

5.3	Subject to the provisions of Section 5.5, each Option shall be exercisable during a period established by the Committee, but in no circumstances shall the term of an Option exceed 10 years.

5.4	An Option may be exercised at any time, or from time to time, during its term as to any number of whole Shares, which are then available for purchase, provided that no partial exercise may be for less than 100 whole Shares. A Participant electing to exercise an Option shall give written notice of the election to the Company, together with the aggregate amount to be paid for the Shares to be acquired pursuant to the exercise of an Option, by cheque or bank draft payable in Toronto or such other form or manner of payment acceptable to the Company.

5.5	Unless otherwise decided by the Committee, the following rules shall apply:

(a)	in the event of the retirement, disability or death of a Participant, the Options held by such Participant shall remain exercisable by such Participant or by such Participant’s legal representative(s) until the earlier of (i) 12 months after the effective date of retirement, disability or death; and (ii) the expiry of the exercise period of such Options and, to the extent not exercised within the aforesaid period, shall terminate; and

(b)	in the event that the Participant ceases to be an Eligible Person for any reason other than retirement, disability or death, any Options held by such Participant will expire on day of termination, unless otherwise specifically provided in any severance or termination arrangements entered into by the Participant and the Company.

5.6	No Option or any interest therein shall be transferable or assignable by the Participant otherwise than by will or pursuant to the laws of succession and no Option may be exercised by anyone other than by the Participant or his legal representative(s).

5.7	Notwithstanding the provisions of Section 5.3 and Section 5.5, no Option shall terminate and cease to be exercisable prior to the fifth (5th) business day following the cessation of any restricted trading period imposed by the Company by which the directors, officers and/or employees of the Company are prohibited from trading in securities of the Company (a ”Trading Blackout”) then in effect and, if a Trading Blackout is not then in effect, prior to the fifth (5th) business day following cessation of the most recent Trading Blackout.

5.8	Unless otherwise decided by the Committee, no Option may become exercisable until three (3) months for persons providing management, consulting or advisory services to the Company and 12 months for all other Eligible Persons from the date such Option was granted.

5.9	The grant of Options shall be subject to the following limitations and requirements:

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(a)	the number of Shares reserved for issuance pursuant to Options granted to any one consultant shall not exceed 2% of the Outstanding Issue in any 12-month period;

(b)	the aggregate number of Shares reserved for issuance pursuant to Options granted to Persons employed to provide “Investor Relations Activities” (as that term is defined in National Instrument 45-106) shall not exceed 2% of the Outstanding Issue in any 12-month period; and

(c)	if the Participant is an employee or consultant, there shall be a representation by the Company and the Participant that the Participant is a bona fide employee or consultant, as the case may be, of the Company.

Section 6 - Stock Appreciation Rights

6.1	The Company may grant stock appreciation rights hereunder to Participants, with the specific terms, and conditions thereof to be as provided herein and as provided in the regulations and policies of the Regulatory Authorities. The benchmark number of shares specified in the relevant stock appreciation rights agreement (a “rights agreement”) shall be deemed to be the number of shares reserved for issuance thereunder for purposes of that section.

A stock appreciation right granted hereunder shall entitle the Participant to receive from the Company that number of Shares, disregarding fractions, having an aggregate value equal to excess of the value of a Share over the amount per Share specified in the relevant rights agreement times the number of Shares with respect to which the appreciation right is being exercised. For purposes of the proceeding sentence, the “amount per Share” shall not be less than the Market Price at the date of the grant of the relevant underlying option or appreciation right while “the value of a Share” shall be determined for these purposes based on the weighted average trading price of the Share on the Exchange for the five (5) trading days preceding the date the notice of the exercise of the appreciation right is received by the Company.

Any Option granted under the Plan may include a stock appreciation right, either at the time of grant or by amendment adding it to an existing Option; subject, however, to the grant of such stock appreciation right being in compliance with the regulation and policies of the Regulatory Authorities. To the extent a stock appreciation right included in or attached to an Option granted hereunder is exercised, the Option to which it is included or attached shall be deemed to have been exercised to a similar extent. The provisions of the Plan respecting the exercise of Options and the adjustments to Options arising from certain corporate actions shall apply mutatis mutandis to all stock appreciation rights granted hereunder.

Section 7 - Effect of Takeover Bid

7.1	If a person (an “Offeror”) makes a formal bid (as defined in the Securities Act (Ontario)) for Shares (an “Offer”) then:

(a)	all unvested Options will become vested and exercisable, despite any vesting schedule applicable to any unexercised Options; and

(b)	the Company will give each Participant currently holding an Option written notice of the number of Options eligible for exercise by the Optionee.

Following the Company’s notice, a Participant may exercise his Option in whole or in part so as to permit each Participant to tender the Shares received on exercise (the “Optioned Shares”) pursuant to the Offer. If:

(a)	the Offer is not completed within the time specified in the Offer; or

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(b)	the Participant does not tender the Optioned Shares pursuant to the Offer; or

(c)	the Offeror does not take up and pay for all of the Optioned Shares tendered by the Participant pursuant to the Offer,

then the Participant will return to the Company the Optioned Shares or, in the case of clause (c) above, the Optioned Shares that are not taken up and paid for, and the Company will reinstate the Optioned Shares as authorized but unissued Shares and the terms of the Option including any vesting schedule, as set forth in the Plan and the Option agreement will again apply to the Option. If a Participant returns any Optioned Shares to the Company under this Section 7, the Company will refund the exercise price to the Participant for those Optioned Shares. The Participant will not be entitled to sell the Optioned Shares except pursuant to the Offer.

Section 8 - Participant Not a Shareholder

8.1	No Participant shall have any rights as a Shareholder with respect to any Shares covered by any Option until such time as and to the extent only that such Option has been exercised.

Section 9 - Effects of Alteration of Capital Stock

9.1	If the number of outstanding Shares shall be increased or decreased as a result of a stock split, consolidation or reclassification or if other changes with respect to the Shares shall occur, other than as a result of the issuance of Shares for fair value, or if additional Shares are issued pursuant to a stock dividend, or in the event of a merger, amalgamation or reorganization, then the number of and/or price payable for Shares subject to any unexercised Options shall be adjusted in accordance with applicable law and in such manner as the Committee shall deem proper to preserve the rights of the Participants under the Plan substantially proportionate to those existing prior to such change or event.

Section 10 - Amendment and Discontinuance

10.1	(a)	The Board may (i) discontinue the Plan at any time except that such discontinuance may not alter or impair any Option previously granted to a Participant under the Plan; and (ii) subject to any necessary approval of the Exchange (and any other applicable Regulatory Authority) and, subject to subsection (b) hereof, from time to time amend the Plan in its absolute discretion without the approval of the Shareholders. For example, the Board’s discretion will include, without limitation, authority to make amendments to: (i) alter, extend or accelerate the vesting provisions of Options; (ii) clarify ambiguity, inconsistency or omission in the Plan and other amendments of a clerical or housekeeping nature; (iii) alter the termination provisions of an Option or of the Plan, provided that such change does not entail an extension beyond the expiry date of such Option (iv) modify the mechanics of exercise; and (v) add a cashless exercise feature.

(b)	The Shareholders shall be required to approve any amendment to the Plan or any Option which:

i.	reduces the exercise price of an Option held by a Participant either directly or indirectly by means of the cancellation of an Option and the reissue of a similar Option and, for so long as the Shares are listed on the Exchange, “disinterested Shareholder approval” (as that term is used in the policies of the Exchange) shall be required for any amendment of an Option which reduces the exercise price of an Option held by a Participant, if at the time of the proposed amendment the Participant is an Insider of the Company;

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ii.	extends the period available to exercise an Option beyond the expiry of the original exercise period of such Option, other than as provided in Section 5.7;

iii.	increases the number of Shares reserved for issuance under the Plan (other than pursuant to the provisions of Section 9.1);

iv.	amends Section 5.6;

v.	materially modifies the requirements as to eligibility for participation in the Plan;

vi.	adds any form of financial assistance and, if applicable, any amendment to any existing financial assistance provision which is more favourable to Participants; and

vii.	otherwise requires approval by Shareholders (or disinterested Shareholders as the case may be) in accordance with the requirements of the Exchange or any applicable Regulatory Authority.

(c)	Subject to the matters set out in Section 10.1 (b), the Committee may from time to time in its absolute discretion amend, modify or change the terms and provisions of the Plan (including the form of the Option agreement) and/or any Option provided that any such amendment, modification and/or change shall be subject to any required approvals of any applicable Regulatory Authority. Without limiting the generality of the foregoing, the Board may make the following types of amendments, modifications and/or changes to the Plan without seeking Shareholder approval:

(i)	amendment of a “housekeeping” or ministerial nature, including any amendment for the purpose of curing any ambiguity, error or omission in the Plan or to correct or supplement any provisions of the Plan;

(ii)	amendments necessary to comply with the provision of applicable law (including, without limitation, the rules, regulations and policies of any applicable Regulatory Authority);

(iii)	amendments necessary in order for Options to qualify for favourable treatment under applicable taxation laws;

(iv)	amendments respecting administration of the Plan;

(v)	any amendment to the vesting provisions of the Plan or any Option;

(vi)	any amendment to the termination provisions of any Option, whether or not such Option is held by an Insider, provided such amendment does not entail an extension of the expiry date beyond the original expiry date;

(vii)	the addition or amendment of any form of financial assistance provided by the Company for the acquisition by Participants of common shares under the Plan provided the terms thereof are not more favourable to participants than the existing terms and provisions of the Plan;

(viii)	the addition or modification of a cashless exercise feature, payable in cash or Shares, which provides for a deduction of the number of Shares reserved for issuance pursuant to the Plan equal to the number of Shares that would otherwise have been issuable upon the exercise of the relevant Option;

(ix)	change the definition of “Eligible Persons” under the Plan; and

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(x)	any other amendment, whether fundamental or otherwise, not requiring Shareholder approval under applicable law or by any applicable Regulatory Authority.

(d)	Subject to subsection (b) hereof, the Board or the Chief Executive Officer of the Company together with the Chief Financial Officer of the Company, with the consent of an affected Optionee, but subject to the terms and conditions of the Plan and any approvals required by any applicable Regulatory Authority, may from time to time amend the terms and conditions of any Option which has been theretofore granted.

Section 11 - Laws

11.1	The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of British Columbia or Ontario as may be applicable and those of Canada insofar as they may apply.

11.2	No Option may be exercised nor will the Company have any obligation to issue Shares pursuant thereto if such exercise or issue would be contrary to or violate any applicable law or any applicable rule or regulation of any applicable Regulatory Authority.

Section 12 - Compliance with Statutes and Regulations

12.1	The granting of Options and the issue of Shares under this Plan shall be carried out in compliance with applicable statutes and with the rules and regulations of any applicable Regulatory Authority. If the Committee determines that, in order to comply with any such statutes or regulations, certain action is necessary or desirable as a condition of or in connection with the granting of an Option or the issue or purchase of Shares under an Option, that Option may not be exercised in whole or in part unless that action shall have been completed in a manner satisfactory to the Committee.

Section 13 - Participation Voluntary

13.1	The participation of an Eligible Person in the Plan is entirely voluntary and not obligatory and shall not be interpreted as conferring upon such Eligible Person any rights or privileges other than those rights and privileges expressly provided in the Plan. In particular, participation in the Plan does not constitute a condition of employment nor a commitment on the part of the Company to ensure the continued employment of such Eligible Person.

13.2	The Plan does not provide any guarantee against any loss of profit, which may result from fluctuations in the market price of the Shares.

13.3	The Company does not assume responsibility for the income or other tax consequences for the Eligible Persons participating in the Plan and Eligible Persons are advised to consult with their own tax advisors.

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Section 14 - Withholding Taxes, etc.

14.1	For certainty and notwithstanding any other provision of the Plan, the Company may take such steps as it considers necessary or appropriate for the deduction or withholding of any income taxes or other amounts which the Company is required by any law or regulation or any governmental authority whatsoever to deduct or withhold in connection with any Shares issued pursuant to the Plan, including without limiting the generality of the foregoing: (a) withholding of all or any portion of any amount otherwise owing to a Participant; (b) the suspension of the issue of Shares to be issued under the Plan until such time as the Participant has paid to the Company an amount equal to any amount which the Company is required to deduct or withhold by law with respect to such taxes or other amounts; and/or (c) withholding and causing to be sold, by it as a trustee on behalf of the Participant, such number of Shares as it determines to be necessary to satisfy the withholding obligation. By participating in the Plan, the Participant consents to such sale and authorizes the Company to effect the sale of such Shares on behalf of the Participant and to remit the appropriate amount to the applicable government authorities. The Company shall not be responsible for obtaining any particular price for the Shares nor shall the Company be required to issue any Shares under the Plan unless the Participant has made suitable arrangements with the Company to fund any withholding obligation.”

Section 15 - Coming into Effect

15.1	The Plan shall come into effect on the later of:

(a)	approval by the Board;

(b)	approval by the Exchange; and

(c)	approval by the Shareholders.

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SCHEDULE C

CORPORATE GOVERNANCE DISCLOSURE

National Policy 58-201 - Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and, as prescribed by National Instrument 58-101 - Disclosure of Corporate Governance Practices, hereby discloses its corporate governance practices.

Disclosure Requirements	Comments

Disclose the identity of directors who are independent.

•     Alan Ferry

•     Phil Fontaine

•     Brian MacEachen

•     Peter McCarter

•     Sergio Marchi

•     Kenneth Thomas

For more information about each director, please refer to the section entitled “Election of Directors” of this Information Circular.

Disclose the identity of directors who are not independent, and describe the basis for that determination.	Donald S. Bubar, the President and Chief Executive Officer of the Company, is considered not independent by virtue of his position with the Company.

Disclose whether or not a majority of directors are independent.	The Board is currently composed of six directors. After consideration of the criteria set forth in applicable securities legislation, the Board has concluded that five of the current directors are independent. If the directors nominated by management are elected, the Board will be composed of seven directors, of which six directors will be considered independent.

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Disclosure Requirements	Comments

If a director is presently a director of another issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

•     Donald Bubar - Not applicable

•     Alan Ferry - Guyana Goldfields Inc., GPM Metals Inc., Inter-Rock Minerals Inc., and Macusani Yellowcake Inc.

•    Phil Fontaine - Chieftain Metals Inc.

•   Brian MacEachen - Cangold Limited and Stockport Exploration Inc.

•     Peter McCarter - Thundermin Resources Inc.

•   Kenneth Thomas - Continental Gold Limited and Candente Gold Corporation

•     Sergio Marchi - Not applicable

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer’s most recently completed financial year.	The Board meets without management present (and therefore without the presence of non-independent directors) at the end of Board meetings under the chairmanship of Brian MacEachen. In the fiscal year ended August 31, 2013, six such in camera meetings were held.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his role and responsibilities.

Brian MacEachen is the Chairman of the Board and is an independent director.

The Chairman has the responsibility, among other things, of ensuring that the Board discharges its responsibilities effectively. The Chairman acts as a liaison between the Board and the President and Chief Executive Officer and chairs Board meetings.

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Disclosure Requirements	Comments

Disclose the attendance record of each director for all board meetings held since the beginning of the issuer’s most recently completed financial year.

The Board held eight meetings in the financial year ended August 31, 2013 with the attendance record of each director as follows:

•     Alan Ferry - 8/8 board meetings

•     Donald Bubar - 8/8 board meetings

•     Phil Fontaine - 6/8 board meetings

•     Brian MacEachen - 8/8 board meetings

•     Peter McCarter - 8/8 board meetings

•     Richard Morland - 7/8 board meetings

Disclose the text of the board’s written mandate.	Please refer to Appendix “A” following this section.

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such positions.

The Board has developed and adopted a written position description for each of the following, as recommended by the CSA Guidelines:

•     Chair of the Board;

•     Chair of the Audit Committee; and

•     Chair of the GGN Committee

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.	The Board and the President and CEO have developed a written position description for the President and CEO, and the Board has adopted such position description.

Briefly describe what measure the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer’s business.

The Company held an orientation program for new directors on March 2, 2012 and on that date a manual enclosing copies of all corporate policies and mandates was distributed to all directors. In addition, the Board as a whole and the Company informally provide such orientation and education as required. The Board has had significant input into the Company’s strategic plan, which has resulted in a significant increase in the level of education provided to the Board. In light of the Company’s size and scope of operations, the Board believes this approach is practical and effective.

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Disclosure Requirements	Comments

Briefly discuss what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.	There is currently no formal continuing education program in place. Each director is responsible for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director, and directors are entitled, at the Company’s expense, to attend seminars they determine necessary to keep them up-to-date with current issues relevant to their service as directors of the Company.

Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:	The Board has adopted a written Code of Conduct.

(i) disclose how a person or company may obtain a copy of the code,	(i) the Company’s Code of Conduct referred to above can be viewed on the Company’s website at www.avalonraremetals.com or a copy may be obtained by written request to the Company’s Corporate Secretary, at Suite 1901, 130 Adelaide Street West, Toronto, Ontario M5H 3P5.

(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code, and	(ii) the Board monitors compliance with its Code of Conduct by requiring that each director, officer and employee annually affirm, in writing, that he/she has read and understood the Code of Conduct and has agreed to abide by it in all aspects.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer’s most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.	(iii) none.

Describe any steps the board takes to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest.	Each director and executive officer is required to fully disclose his interest in respect of any transaction or agreement to be entered into by the Company. Once such interest has been disclosed, the Board as a whole determines the appropriate level of involvement the director or executive officer should have in respect of the transaction or agreement.

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Disclosure Requirements	Comments

Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	In addition to the Code of Conduct, the Board of Directors has also adopted a Safety and Environmental Policy (“S&EP”) which recognizes that maintenance of environmental quality is vital to the Company’s existence, progress, and continued development.

The S&EP provides that the Company will maintain high environmental standards limited only by technical and economic feasibility and that the Company will take positive action to protect the safety of its workers, conserve natural resources, and minimize the impact of its activities on the environment through diligent application of appropriate technology and responsible conduct at all stages of exploration, mine development, mining, mineral processing, de-commissioning, and reclamation. The purpose of the S&EP is to provide a measurable framework for the performance of the Company’s activities in an environmentally responsible manner, ensuring compliance by the Company and its employees with all applicable environmental regulations and commitments. The Company ensures that employees are educated in environmental matters and responsibilities relating to their assigned tasks and the Company works pro-actively with government and the public to define environmental priorities and participates where appropriate in the development of responsible laws for the protection of the environment. And finally, the Company has made the commitment to allocate sufficient resources to meet the Company’s safety and environmental goals which commitment includes an annual assessment of the projected costs of de-commissioning and reclamation to ensure that there will be sufficient cash reserves to pay for these costs upon project closure.

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Disclosure Requirements	Comments

Describe the process by which the board identifies new candidates for board nomination.

The CGN Committee of the Board is responsible for recommending candidates for nomination to the Board, and governing the desirable characteristics for directors. In making such recommendations, the CGN Committee considers:

(a)    the competencies and skills that the Board considers to be necessary for the Board, as a whole, to possess;

(b)    the competencies and skills that the Board considers each existing director to possess; and

(c)    the competencies and skills each new nominee will bring to the boardroom.

Disclose whether or not the board has a nominating committee composed entirely of independent directors.	The CGN Committee of the Board is composed of two directors, both of whom are independent.

If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.

The CGN Committee is responsible for, among other things, identifying and recommending to the Board new candidates for the Board, annually reviewing the credentials of existing Board members to assess their suitability for re-election and ensuring that appropriate orientation and continuing education programs for new Board members and continuing education, as required, for all Board members are in place.

The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments

Describe the process by which the board determines compensation for the issuer’s directors and officers.	The CGN Committee of the Board is responsible for reviewing the compensation of the Company’s directors and officers and making recommendations to the Board with respect thereto. See also “Statement of Executive Compensation - B. Compensation Discussion and Analysis” of this Information Circular.

Disclose whether or not the board has a compensation committee composed entirely of independent directors.	The CGN Committee is composed of two directors, both of whom are independent.

If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The CGN Committee reviews compensation levels for all officers and in particular compensation levels for the CEO. The CGN Committee is responsible for, among other things, developing or approving performance indicators and corporate objectives which the President and CEO is responsible for meeting, determining or recommending to the Board the compensation of the President and CEO, and reviewing the adequacy and form of compensation of the Board and members of the committees of the Board in light of the responsibilities and risks involved in being a director, in the case of the Board, and a chairman, in the case of Board committees. The CGN Committee meets as often as is necessary to carry out its responsibilities.

The CGN Committee is permitted access to all records and corporate information that it determines are required in order to perform its duties. The CGN Committee has the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any advisors engaged by it.

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Disclosure Requirements	Comments

If a compensation consultant or advisor has, at any time since the beginning of the issuer’s most recently completed financial year, been retained to assist in determining compensation for any of the issuer’s directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.	Not applicable.

If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

The governance responsibilities in the CGN Committee’s mandate include:

•      to develop and enforce policy in the area of corporate governance and the practices of the Board in light of the Company’s particular circumstances, the changing needs of investors and the Company, and changes in corporate governance guidelines.

•      to prepare and recommend to the Board annually a statement of corporate governance practices to be included in the Company’s information circular and ensure that such disclosure is complete and provided in accordance with the regulatory requirements.

•      to monitor developments in the area of corporate governance and the practices of the Board and advise the Board accordingly; and

•      to develop, implement and maintain appropriate policies with respect to disclosure, confidentiality and insider trading.

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Disclosure Requirements	Comments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments.	There is currently no formal assessment procedure in place.

If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.	Board effectiveness is assessed by the Board as a whole, considering the operation of the committees of the Board, the adequacy of information provided to the directors, the quality of communication between the Board and management and the historic growth and performance of the Company. The Board believes that this information assessment has permitted the Board to operate effectively.

The audit committee should be composed entirely of independent directors and should have a specifically defined mandate.	The Board has an Audit Committee composed of three directors, each of whom is independent. (Messrs. MacEachen, Ferry and McCarter). A copy of the Audit Committee Charter can be found on the Company’s website.

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APPENDIX A

AVALON RARE METALS INC.

(the “Company”)

MANDATE OF THE BOARD OF DIRECTORS

Mandate

The Board of Directors (the “Board”) of the Company is responsible for, on behalf of the shareholders, the stewardship of the Company and, in particular, for the supervision of the management of its business and affairs.

The Board discharges its responsibilities directly and through delegation to the various committees of the Board.

Directors of the Company are to exercise their business judgement in a manner consistent with their fiduciary duties. In particular, directors are required to act honestly and in good faith, with a view to the best interests of the Company and to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Duties and Responsibilities

1.	Managing the Affairs of the Board

Subject to their legal obligations and to the Articles and By-laws of the Company, the Board retains the responsibility for managing its own affairs, including:

a.	planning its composition and size;
b.	selecting its Chair;
c.	nominating candidates for election to the Board;
d.	creating committees and appointing the members of such committees; determining director compensation; and
e.	determining director compensation.

2.	Oversight of Management and Human Resources

Board has the responsibility for:

a.	the appointment and succession of the Chief Executive Officer (the "CEO") and other officers of the Company, the monitoring of the performance of the CEO and other officers of the Company, and the providing of advice and counsel to the CEO and other officers of the Company in the execution of their duties;

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b.	approving decisions relating to senior management, including:

i.	the appointment of officers;

ii.	the compensation, including incentive compensation, of the officers of the Company;

iii.	succession planning; and

iv.	the employment contracts, termination and other special arrangements with executive officers, or other employee groups;

c.	approving and/or reviewing certain matters relating to all employees, including:

i.	annual salary policies and/or programs;

ii.	benefit and incentive programs;

3.	Business Strategy and Objectives

The Board has the responsibility to:

a.	participate with management in the development of, and ultimately approve, the Company’s strategic plan and objectives;

b.	approve the entering into, or withdrawing from, areas of business that are, or are likely to be, significant or material to the Company;
c.	approve material investments, acquisitions and divestitures by the Company;

d.	approve major transactions and contracts and other arrangements or commitments that may have a significant or material impact on the Company; and

e.	review management’s implementation of appropriate community and environmental stewardship and safety and health management systems and programs.

4.	Financial and Corporate Issues

The Board has the responsibility to:

a.	approve the annual and quarterly financial statements of the Company, including the notes thereto, and the release thereof by management;
b.	under the auspices of the Audit Committee:
i.	oversee the processes implemented to ensure that the financial performance and results of the Company are reported fairly, accurately and in a timely manner in accordance with generally accepted accounting standards and in compliance with legal and regulatory requirements; and
ii.	monitor the implementation, reliability and integrity of the Corporation’s internal control and management information systems;

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c.	approve an annual budget and operating plan for the Company and monitor the Company’s performance against such budget and plan; and
d.	approve debt and equity financings, listings of securities and other matters related to the capital of the Company.

5.	Business and Risk Management

The Board has the responsibility to:

a.	review with management (a) the processes utilized by management to identify, assess and manage risk and (b) review the implementation by management of appropriate systems to manage such risks; and

b.	receive regular reports from management on matters relating to health, safety, community relations and the environment.

6.	Policies and Procedures

The Board has the responsibility to:

a.	direct management to ensure the Company operates at all times within applicable laws and regulations and to the highest ethical and moral standards and promote a culture of integrity throughout the Company consistent with the Company’s Code of Business Conduct and Ethics;
b.	review management’s implementation of appropriate community and environmental stewardship and safety and health management systems;

c.	develop the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are applicable to the Company; and

d.	develop and/or approve all requisite or appropriate Board charters, policies and procedures and review regularly the content thereof.

7.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

a.	oversee the implementation of policies to foster the timely disclosure of any developments that have a significant and/or material impact on the value of the Company and/or its shares;

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b.	approve the Management Proxy Circular, Annual Information Form, Management’s Discussion and Analysis, the Annual Report and all other corporate disclosure documents;

c.	ensure the Company has in place effective communication processes with shareholders and other stakeholders, with financial, regulatory and other recipients and with the media; and

d.	approve interaction with shareholders on all items requiring shareholder response or approval.

Approved by the Board of Directors on January 29, 2013.

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